Exhibit 99.1

For Immediate Release
For more information: Robert Chisholm, CFO 604 893 8955 Ext 224 rchisholm@photochannel.com

PhotoChannel Continues Strong Revenue Growth

VANCOUVER, BC - March 1, 2006 - PhotoChannel Networks Inc. (TSX - V: PNI; OTCBB: PHCHF) (“PhotoChannel” or “PNI”) the leading innovator of online digital media solutions for retailers, reports its first quarter fiscal 2006 financial statements for the three month period ended December 31, 2005.  PhotoChannel’s financial statements and related management discussion and analysis is now available on SEDAR at www.sedar.com.

“PhotoChannel is pleased to report another very strong quarter” stated Peter Fitzgerald, President and CEO of PhotoChannel. “During the quarter certain of our retailers continued to connect locations directly, offering their customers a one hour printing solution. We continued to focus on the US marketplace and in February 2006 we were very pleased to announce a partnership with CVS/pharmacy, the largest drug store chain in the United States. Our on-going goal is to provide our retail partners with the best online digital solution available.”

Business Highlights

For Q1 - FY06 PhotoChannel reports:

•	Revenues for the three months ended December 31, 2005 of $542,714, up 23% or $102,000 over the corresponding period of December 31, 2004.

•	That it launched its PNI Digital Media Platform which allows retailers to conduct online transactions for photos in as little as one hour.

•	This new platform will create new vertical revenue channels for the Company, and soon retailers will be offering music and other forms of digital content in- store for production of finished products.

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That it signed an agreement with Costco Canada (“Costco”) whereby Costco will deploy the PNI Digital Media Platform to initially offer online photo printing for Costco members through the Costco website located at www.costco.ca.

•	Subsequent to the period end, PhotoChannel announced an agreement to provide the PNI Digital Media Platform to CVS/pharmacy, the largest drug store chain in the United States. www.cvs.com.

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Also subsequent to the period end, PhotoChannel announced that it would further increase its relationship with Wal-Mart by providing the PNI Digital Media Platform to Wal-Mart Puerto Rico’s 27 locations.

About PhotoChannel - Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on demand manufacturing capabilities for the production of merchandise. Currently PNI Digital Media generates transactions for retailers and their thousands of locations across North America. For more information please visit www.photochannel.com.

Investor Information:  (866) 345-0115

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com
Notice of no auditor review of interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3 (3)/(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by and auditor.

The interim consolidated financial statements of the Company, as at and for the period ended December 31, 2005, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.